

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Long Chen
Chief Executive Officer
ZKH Group Limited
7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
Minhang District, Shanghai 201106
People's Republic of China

> **Re: ZKH Group Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted July 12, 2022**
> **CIK No. 0001862044**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on July 12, 2022

Cover Page

1. We reissue our prior comment 3 in part. Please quantify the proceeds from the issuance of Series F Convertible Notes that was transferred between you and your subsidiaries. Make conforming changes in your prospectus summary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 91

2.   We have reviewed your response to comment 7 noting GMV represents sales on a gross basis under both the sales model and marketplace model even though sales are recognized on a net basis under the marketplace model under U.S. GAAP. Please tell us how you determined that the disclosure of this measure does not result in a tailored recognition and measurement method. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.   We note your response to our prior comment 9. Please disclose your response in your filing.

General

4.   We note your disclosure throughout your filing that your business strategy includes expansion into overseas markets. We also note the information on slide 19 of your "testing the waters" materials regarding the "untapped and massive" market in certain overseas territories. Please include such disclosure in your filing, or tell us why you are not required to do so.

You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian V. Breheny, Esq.